Exhibit 99.1

News Release
October 17, 2022

Turquoise Hill announces third quarter 2022 production and Oyu Tolgoi mine and funding update

Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) today announced third quarter 2022 production and provided an Oyu Tolgoi mine and funding update.

Q3 2022 Highlights

●	Q3’22 Copper production of 36.3 thousand tonnes of copper in concentrate, a decrease of 13% vs Q3’21 and an increase of 19% vs Q2’22

●	Q3’22 Gold production of 42.7 thousand ounces of gold in concentrate, a decrease of 67% vs Q3’21 and a decrease of 10% vs Q2’22

●	Copper production guidance for 2022 remains within the range of 110,000 to 150,000 tonnes

●
Gold production guidance for 2022 has been revised from a range of 150,000 – 170,000 ounces to 165,000 – 185,000 ounces. The higher gold guidance reflects more reliable grade performance from mining of Phase 5 during Q3’22 with correlating higher recoveries. This builds on the higher gold production from completion of Phase 4B in H1’22.

●	Expenditures on property, plant and equipment for 2022 remains within the guidance range of $140 million to $170 million for surface operations.

●
Capital expenditures on the underground project[1] are now expected to be $1.0 billion to $1.1 billion for 2022 compared to previous guidance of $1.1 billion to $1.3 billion as a result of improvements to construction productivity and the slower ramp-up of on-site construction resources that continued during Q3’22.

1 Capital expenditures on the underground project is a supplementary financial measure. Refer to the section “Non-GAAP Financial Measures and Other Financial Measures” of this press release.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

●
Total Operating Cash Costs[2] for 2022 are now expected to be in the range of $855 million to $910 million compared to previous guidance of $850 million to $925 million, which is largely due to deferral of non-critical activities to contain inflationary pressures for key inputs, including fuel and ammonium nitrate.

●	Mill throughput of 10.68 million tonnes in Q3’22 was 14% higher than Q3’21 and 10% higher than Q2’22, which is in line with expectations due to higher mill availability.

●	Continued good progress in underground on-footprint construction and blasting saw firing of the 7th drawbell during Q3’23 and commencement of commissioning of the second truck chute.

Open Pit Operations, Underground Project and Operations

During Q3’22, the combined open pit and underground operations produced 36.3 thousand tonnes of copper in concentrate and 42.7 thousand ounces of gold in concentrate. Consistent with expectations, copper production was higher and gold production was lower compared with Q2’22. Mill feed for Q3’22 included approximately 543 thousand tonnes @ 0.82% Cu and 0.23g/t Au of underground development material. The remaining 10.1 million tonnes of mill feed was sourced from Phase 5, Phase 6 and open pit stockpiles. Mill head grades will remain low through to the end of the year as direct mill feed will continue to be supplemented by low grade stockpiles.

Shaft 3 and Shaft 4 cumulative sinking level were at 2883 metres and 4103 metres, respectively, below ground level. The rate of progress in shafts improved during Q3’22 due to an optimisation program, which commenced in Q1’22, and continued progress on these initiatives is necessary to continue to be aligned with the 2022 schedule update. Shaft 3 and 4 commissioning is expected in mid-2024, remaining aligned with the Company’s previous disclosure. Construction of the final major stage of materials handling infrastructure continues, including civil and underground works for the conveyor to surface. Undercut blasting and on-footprint construction work continued to progress. Commissioning of the second truck chute has commenced, and the 8th drawbell was fired on 13 October 2022, both ahead of schedule. Sustainable production, which is anticipated once 16 to 21 drawbells have been blasted, is now anticipated in Q1’23.

Study work for Panels 1 and 2, which are required to support the ramp-up to 95,000 tonnes of ore per day, remains on track from completion in H1’23.

2 Total operating cash costs is a non-GAAP financial measure and is not a standardized financial measure. It is not intended to replace measures prepared in accordance with IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the section “Non-GAAP Financial Measures and Other Financial Measures” of this press release.
3 As at September 25, 2022

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Milestone	2020 OTTR	Q1 2022 MD&A	Actual or Currently Projected Dates(3)
Start Undercut blasting	July 2021	January 2022 (Actual)	January 2022 (Actual)
MHS 1 (including Crusher 1) commissioning	Q4’21	February 2022 (Actual)	February 2022 (Actual)
First drawbell blasted (1)	May 2022	Q3’22	June 2022 (Actual)
Sustainable Production (sustainable cave propagation)	February 2023 (~30 drawbells active(2))	H1’23 (~21 drawbells active(2) )	Q1’23 (~16-21 drawbells active(2))
Shaft 3 commissioned	H1’22	H1’24(3)	H1’24(3)
Shaft 4 commissioned	H1’22	H1’24(3)	H1’24(3)
First drawbell Panel 2	Q4’24	H1’26	H1’26(4)
First drawbell Panel 1	H2’26	H1’27	H1’27(4)

1.	Despite an approximate 6-month delay to Undercut commencement, first drawbell timing remained broadly in line with the 2020TR.
2.
Design refinements identified that a minor modification to undercut sequence following additional geotechnical assessment of cave initiation conditions, changed the estimated number of drawbells to reach critical hydraulic radius, which is the point at which sustainable production is anticipated to commence. Critical hydraulic radius is an estimated factor, based on the best available data but some variability in the exact number of drawbells needed to reach critical hydraulic radius could occur, with the potential for the requirement to be between 16 and 21 drawbells.

3.	Shaft 3 and 4 progress continues to be closely monitored against the 2022 schedule update.
4.	A preliminary assessment of the impact of the previously announced shaft delays on the commencement of Panel 1 and Panel 2 is included in these updated milestones.

COVID-19

Safety continues to be the Company’s top priority and COVID-19 controls remain in place at site to protect our people. During Q3’22, COVID-19 cases identified at Oyu Tolgoi have continued at low levels and the testing regime has been eased. Following the recent relaxation of COVID-19 government-initiated restrictions in Mongolia, Oyu Tolgoi (“OT LLC”) has progressively restarted work on project facilities with workforce numbers now at full capacity.

Update of Funding Initiatives under 3rd A&R HOA

As provided for in the Third Amended and Restated Heads of Agreement dated as of September 5, 2022 (the “3rd A&R HoA”) between the Company and Rio Tinto International Holdings Limited (“RTIHL” and, together with Rio Tinto plc, “Rio Tinto”) relating to the funding of the Oyu Tolgoi project, the Company and Rio Tinto have continued to advance discussions with the project finance lenders under the Oyu Tolgoi project financing (the “OT Project Financing”) with a view to rescheduling the principal repayments of the existing Oyu Tolgoi project debt (the “Re-profiling”) so as to potentially reduce the Company’s base case funding requirement (estimated as at August 4, 2022 to be approximately US$3.6 billion) by up to approximately US$1.7 billion and better align the servicing of such debt with the updated Oyu Tolgoi project mine plan and to raise up to $500 million of additional senior supplemental debt (“SSD”). Rio Tinto, through its subsidiary that acts as manager of the Oyu Tolgoi project, is responsible for leading the process and negotiations for the Re-profiling and SSD with support from and consultation with TRQ and OT LLC. To become effective, the Re-profiling requires the unanimous consent of the existing lenders under the OT Project Financing or the replacement of any lenders that withhold their consent; it will also require the approval of the board of directors of OT LLC (the “OT LLC Board”). The Company and Rio Tinto have been working towards completing the Re-profiling prior to the scheduled repayment of US$362 million due on December 15, 2022 under the existing OT Project Financing.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Substantial progress has been made on reaching agreement on the commercial terms and conditions of the Re-profiling, with the commercial terms and conditions now substantially agreed. Certain existing commercial bank lenders under the OT Project Financing have indicated that they are unable or unwilling to participate in the Re-profiling. Consequently, Rio Tinto and the Company are pursuing several potential solutions, including but not limited to: engaging existing lenders that are currently participating in the Re-profiling with a view to increasing their current participation levels, and engaging with new potential commercial bank lenders who could replace any banks that ultimately decide to exit.

If Rio Tinto and the Company are not successful in their efforts to secure the Re-profiling on or before December 15, 2022, the Company would, in order to address near-term liquidity needs, be required to draw on the US$362 million bridge financing that RTIHL has committed to provide under the 3rd A&R HoA in order to fund the principal repayment of that same amount under the OT Project Financing due on December 15, 2022. The 3rd A&R HoA contemplates that the US$362 million bridge facility will be made on the same terms as the US$650 million “Early Advance” commitment thereunder and would be repaid through an equity raise.

If the Re-profiling and SSD funding contemplated by the 3rd A&R HoA are not wholly successful, or the principal repayment of US$362 million under the OT Project Financing is required to be made on December 15, 2022 the Company would require additional equity financing which would be incremental to estimated equity raising of US$1.05 billion previously disclosed in Q2’22.

The Company’s incremental funding requirement, and quantum and timing of any incremental equity raises, continue to be impacted by various factors, many of which are outside of its control and, as a result, their actual quantum and/or timing could be different from the estimates provided and such variance may be significant. See the sections “Funding of OT LLC by Turquoise Hill”, “Risks and Uncertainties” and “Forward-Looking Statements and Forward-Looking Information” in the Company's Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2022 (the “Q2 2022 MD&A”).

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Oyu Tolgoi Production Data
All data represents full production and sales on a 100% basis

	3Q	4Q	1Q	2Q	3Q	9 months	9 months	Full Year
	2021	2021	2022	2022	2022	2022	2021	2021

Open pit material mined (‘000 tonnes)	22,588	23,979	24,386	25,550	26,102	76,038	61,005	84,983
Ore treated (‘000 tonnes)	9,336	10,573	9,581	9,685	10,685	29,951	28,550	39,124
Average mill head grades:
Copper (%)	0.53	0.46	0.40	0.40	0.42	0.41	0.52	0.50
Gold (g/t)	0.63	0.38	0.32	0.26	0.22	0.27	0.60	0.54
Silver (g/t)	1.29	1.27	1.25	1.15	1.32	1.24	1.26	1.26
Concentrates produced (‘000 tonnes)	191.9	182.7	144.3	146.0	173.6	463.9	567.0	749.6
Average concentrate grade (% Cu)	21.9	21.3	21.0	20.9	20.9	20.9	21.9	21.7
Production of metals in concentrates:
Copper (‘000 tonnes)	41.9	38.9	30.3	30.6	36.3	97.1	124.1	163.0
Gold (‘000 ounces)	131	79	59	48	43	150	390	468
Silver (‘000 ounces)	249	238	211	201	256	668	739	977
Concentrate sold (‘000 tonnes)	224.4	165.9	148.3	175.3	211.1	534.7	503.3	669.2
Sales of metals in concentrates:
Copper (‘000 tonnes)	46.4	34.4	29.9	35.3	41.8	107.0	105.0	139.4
Gold (‘000 ounces)	149	102	57	68	56	181	333	435
Silver (‘000 ounces)	278	192	179	224	282	684	591	783
Metal recovery* (%)
Copper	83.9	80.1	78.1	81.4	80.9	80.2	83.6	82.8
Gold	68.7	59.3	59.0	59.1	56.6	58.6	70.3	68.4
Silver	64.1	55.1	54.3	57.8	57.0	56.4	64.0	61.6

*Metal recovery is a function of head grade and reflects grades delivered in the quarter.

Non-GAAP Financial Measures and Other Financial Measures

This press release contains certain non-GAAP (Generally Accepted Accounting Principles) financial measures such as total operating cash costs and supplementary financial measures such as capital expenditures on the underground project. Non-GAAP financial measures have non-standardized meaning under International Financial Reporting Standards (“IFRS”). As such, these financial measures may not be comparable to similar measures used by other issuers. These financial measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-GAAP financial measures and supplementary financial measures provide additional insight into the Company’s operating performance and financial position and certain investors may use this information to evaluate the Company’s performance from period to period. However, these non-GAAP financial measures and supplementary financial measures have limitations and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Additional details and information for this non-GAAP financial measure and these financial measures can be found in the section titled “Non-GAAP and Other Financial Measures” between pages 28 and 31 of Company’s Q2 2022 MD&A filed with the securities regulatory authorities in Canada, which section and pages are incorporated by reference into this press release. The Q2 2022 MD&A is available under the Company’s profile on SEDAR at www.sedar.com.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Technical Information included in this Press Release

Disclosure of information of a scientific or technical nature in this press release in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Ms. Dudley is a “qualified person” as that term is defined in National Instrument 43-101—Standards of Disclosure for Mineral Projects.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com
Follow us on Twitter@TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into with the Government of Mongolia announced on January 24, 2022 (the “GoM Agreements”) are implemented along with the implementation of Resolution 103, the resolution passed by the Parliament of Mongolia in December 2021 to resolve the outstanding issues among the Company, Rio Tinto and the Government of Mongolia in relation to the implementation of Resolution 92, the resolution passed by the Parliament of Mongolia in November 2019 mandating the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the implementation and successful execution of the 3rd A&R HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor, all as contemplated by the 3rd A&R HoA, as well as potential delays in the ability of the Company and OT LLC to proceed with the funding elements contemplated by the 3rd A&R HoA; liquidity, funding sources and funding requirements in general, in particular until sustainable first production is achieved, including the Company’s ability to reach agreement with project finance lenders on the Re-profiling prior to the scheduled repayment due under the existing OT Project Financing, as well as the Company (or a wholly-owned subsidiary) and OT LLC entering into a pre-paid copper concentrate sale arrangement; the availability and amount of potential sources of additional funding, including the short-term secured advance to be provided by RTIHL to the Company under the 3rd A&R HoA; the amount by which a successful Re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to conduct one or more equity offerings as contemplated by the 3rd A&R HoA in light of future and then prevailing market conditions; the expectations set out in the 2020 Oyu Tolgoi Technical Report (the “2020 OTTR”); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first sustainable production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaint filed against the Company in January 2021, respectively; the merits of the defence and counterclaim filed by the Government of Mongolia in the international tax arbitration brought by OT LLC and the likelihood of the parties being able to amicably resolve the ongoing tax issues; the timing of studies, announcements and analyses; the status of underground development, including any slowdown of work; the causes of the increase in costs and schedule extension of the underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; the timing and progress of the sinking of Shafts 3 and 4 and any delays in that regard in addition to previously announced delays; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the Power Source Framework Agreement (“PSFA”), as amended, as well as power purchase agreements and extensions thereto; the finalisation of an agreement with Inner Mongolia Power International Cooperation Co., Ltd (“IMPIC”) on extension of the current power import arrangements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; capital and operating cost estimates, including inflationary pressures thereon resulting in cost escalation; mill and concentrator throughput; anticipated business activities, planned expenditures, corporate strategies; supply disruptions of oil and gas to the Oyu Tolgoi project caused by the ongoing Russia-Ukraine conflict, and other statements that are not historical facts.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; finalisation of an agreement with IMPIC on an extension of the current power import arrangements; the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the implementation and successful execution of the updated funding plan that is the subject of the 3rd A&R HoA, as such agreement may be further amended and restated; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaint filed against the Company; the outcome of the international arbitration proceedings, including the likelihood of the parties being able to amicably resolve the ongoing tax issues; regulatory restrictions (including environmental regulatory restrictions and liability); OT LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; the Company’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; inflationary pressures on prices for critical supplies for Oyu Tolgoi including fuel, power, explosives and grinding media resulting in cost escalation; defective title to mineral claims or property; human rights requirements; international conflicts such as the ongoing Russia-Ukraine conflict; and new tax measures, such as a minimum corporate tax rate, that might be implemented as a result of evolving global initiatives. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of the Oyu Tolgoi project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the approval or non-approval by the OT LLC Board of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the Oyu Tolgoi project, including slowdown on the underground development and significant delays to first sustainable production; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the updated funding plan that is the subject of the 3rd A&R HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by COVID-19 restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in the 2020 OTTR); projected copper, gold and silver prices and their market demand; production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi; inflationary pressures on prices for critical supplies for Oyu Tolgoi, including fuel, power, explosives and grinding media resulting in cost escalation; and the potential impact of the ongoing Russia-Ukraine conflict, including supply disruptions of oil and gas to the Oyu Tolgoi project caused thereby.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s annual information form for the year ended December 31, 2021 (the “AIF”), as supplemented by the “Risks and Uncertainties” section of the Company’s Q2 2022 MD&A.

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Q2 2022 MD&A that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com